EXHIBIT 99


PRO FORMA BALANCE SHEET


Ludlow & Harrison
A CPA Corporation
3545 Camino Del Rio South, Suite D
San Diego, CA 92108

Board of Directors                                 April 2, 2001
Senior Care Industries, Inc.
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

We have examined the pro forma adjustments reflecting the transaction described in Note 1 and the application of those adjustments to the historical amounts in the accompanying pro forma condensed balance sheet of Senior Care Industries, Inc. as of December 31, 2000. The historical condensed balance sheet is derived from the historical financial statements of Senior Care Industries, Inc. which were audited by us. Such pro forma adjustments are based upon managements' assumptions described by the examinations made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included such procedures as we considered necessary in the circumstances.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transaction occurred at an earlier date. However, the pro forma condensed balance sheet is not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above- mentioned transaction actually occurred earlier.

In our opinion, managements' assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in Note 1, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those assumption to those adjustments to the historical financial statement amounts in the pro forma condensed balance sheet as of December 31, 2000.

/s/ Ludlow & Harrison
---------------------
Ludlow & Harrison
A CPA Corporation

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                          Senior Care Industries, Inc.
                                  Balance Sheet
                                December 31, 2000

                                                Historical        Pro forma
                                                ----------        ---------
Assets

Current Assets                                $  1,554,391      $  1,554,391

Fixed Assets
 Machinery & Equipment                             181,038           181,038
 Real Estate                                    19,736,172        77,826,172

Other Assets                                     7,139,252         7,139,252
                                              ------------      ------------
Total Assets                                  $ 28,610,854      $ 87,060,845
                                              ============      ============

Liabilities & Stockholder Equity

Current Liabilities                           $  2,811,609      $  3,311,609
Long Term Liabilities                           13,288,619        35,288,619
                                              ------------      ------------

Total Liabilaties                             $ 16,100,228      $ 38,600,228

Stockholder Equity                              12,510,626        48,460,617
                                              ------------      ------------
Total Liabilities & Stockholder Equity        $ 28,610,854      $ 87,060,845
                                              ============      ============

See auditor's pro forma report & notes to financial statements

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

                          Senior Care Industries, Inc.

                             Pro Forma Balance Sheet

                                December 31, 2000


NOTE 1 On March 28, 2001, Senior Care Industries, Inc. closed escrow on certain real estate holdings held by Tri-National Development, Inc. A schedule of this is as follows:


   Property             Price                Existing Debt          Equity
   --------             -----                -------------          ------

   Real Estate in
   United States &
   Baja California
   (See Note 3)         $58,450,000          $ 8,500,000            $49,950,000

   New Loan                                   14,000,000             14,000,000
                        -----------          -----------            -----------
                        $58,450,000          $22,500,000            $35,950,000
                        ===========          ===========            ===========

The existing debt was assumed by Senior Care Industries, Inc. plus additional financing was secured by the Company in the amount of $14,000,000. The consideration of $58,450,000 is to be paid in three parts. In the first part, Senior Care Industries, Inc. has until April 30, 2001 to pay to Tri-National Development, Inc. cash in the amount of $10,000,000. In the second part of the transaction, Senior Care Industries, Inc. has assumed the debt on the property known as San Marcos Gardens in the amount of $500,000 and is to service new financing in the amount of $8,000,000 for the property known as Youngstown Gardens to pay off an existing mortgage, finish construction and stabilize the project. The third part of the purchase requires Senior Care Industries, Inc. to pay to Tri-National Development, Inc. in convertible preferred stock; 950,000 shares of Series F convertible preferred stock which is convertible 50 to 1 into common stock over a period of 5 years. The common stock will be issued pursuant to Section 4(2) of the Securities & Exchange Act of 1934, as amended ["the Act"], which allows the issuance of common stock for assets. The stock will be restricted under Rule 144 of the Act. In addition, Senior Care has the option to redeem to Tri-National in 100 acre increments, portions of the Hills of Rajamar project on any of three anniversary dates of the redemption of Senior Care Industries, Inc. preferred stock as payment in full for the monies owed on any three redemption dates.

NOTE 2 Managements' assumptions are that long term financing in the amount of $14,000,000 will be secured by April 30, 2001 to complete the first part of the purchase and that financing in the amount of $8,000,000 will be available for the Youngstown Gardens project.

NOTE 3 Description and Location:

A. Plaza Rosarita This parcel is a commercial shopping mall and adjacent ocean front property located in Rosarita Beach, Baja California, Mexico.

B. The Hills of Bajamar This parcel overlooks the Bajamar resort and golf course just outside Ensenada, Baja California, Mexico.

C. San Marcos Gardens This is a development approved for assisted senior living located in San Diego County, California.

D. Youngstown Gardens This is an assisted living senior project just outside Phoenix, Arizona. The amounts reflected here represent 50% of the total value of the project which will be jointly owned by Senior Care with the other 50% being owned by Alpine Gardens East.

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